Exhibit 99.(n)

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 17, 2022 with respect to the financial statements of Eagle Point Income Company Inc., including the schedule of investments, as of December 31, 2021, the related statements of operations, comprehensive income and cash flows for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the related notes (collectively, the financial statements), and the financial highlights for each of the years in the three-year period then ended, the period from October 16, 2018 through December 31, 2018, and the period from October 4, 2018 (commencement of operations) through October 15, 2018, and the accompanying supplemental information, incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

August 15, 2022